B+H OCEAN CARRIERS LTD.
3rd Floor, Par La Ville Place
14 Par-La-Ville Road
Hamilton HM JX
Bermuda

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
July 16, 2008
To the Shareholders:

The Annual Meeting of Shareholders of B+H Ocean Carriers Ltd., a Liberian corporation (the “Company”), will be held at the offices of the Company, 3rd floor, Par La Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda on July 16, 2008 at 9:00 a.m. local time, and at any adjournment thereof, to consider and act upon:

(1)	The election of four Class B directors of the Company, each of whom is to hold office until the 2010 Annual Meeting of Shareholders and until the due election and qualification of his successor;
(2)	A proposal to apply for de-listing from the secondary listing of the Company’s shares on the Oslo Stock Exchange; and
(3)	Such other business as may properly come before the meeting and any adjournment or adjournments thereof.

Only shareholders of record at the close of business on June 16, 2008 will be entitled to notice of, and to vote at, the meeting or any adjournment thereof.  The presence in person or by proxy of shareholders entitled to cast a majority of the total number of votes which may be cast shall constitute a quorum for the transaction of business at the Annual Meeting.

If you cannot personally attend the Annual Meeting, it is requested that you promptly fill out, sign, and return the enclosed proxy.

By Order of the Board of Directors
DEBORAH L.  PATERSON
Secretary

Dated:                      June 18, 2008

B+H OCEAN CARRIERS LTD.

PROXY STATEMENT

The enclosed proxy is solicited by the Board of Directors of B+H Ocean Carriers Ltd., a Liberian corporation (the “Company”, “we” or “us”), in connection with the Annual Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company, 3rd floor, Par La Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda, on July 16, 2008 at 9:00 a.m., local time, and at any adjournments thereof.

Only shareholders of record as of the close of business on June 16, 2008 are entitled to notice of and to vote at the Annual Meeting or any adjournments thereof.  On such date, the Company had outstanding 6,857,844 shares of Common Stock, par value $.01 per share (the “Common Stock”).  Each share of Common Stock is entitled to one vote.  The presence in person or by proxy of shareholders entitled to cast a majority of the total number of votes which may be cast shall constitute a quorum for the transaction of business at the Annual Meeting.

The shares represented by each properly signed and returned proxy will be voted in accordance with the instructions marked thereon or, if no instructions are marked, will be voted for the election as directors of the nominees proposed herein.  Any shareholder giving a proxy may revoke it at any time before it is exercised.  Such revocation may be effected by written notice addressed to the Secretary of the Company at its principal office at the above address (if received by her prior to the Annual Meeting), by submission of another signed proxy bearing a later date, or by voting in person at the Annual Meeting.  The Company’s telephone number is (441) 295-6875.

The costs of soliciting proxies will be borne by the Company.  In addition to the use of the mails, proxies may be solicited, personally or by telephone, telegraph or facsimile, by directors, officers and other employees of the Company, who will not be specifically compensated therefor.  The Company will also request securities brokers, custodians, nominees and fiduciaries to forward soliciting material to the beneficial owners of stock held of record and will reimburse them for their reasonable out-of-pocket expenses in forwarding soliciting material.

This Proxy Statement and the enclosed proxy are first being distributed to the shareholders of the Company on or about June 18, 2008.

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934.  Accordingly, this Proxy Statement and the solicitation of proxies hereunder are not subject to Section 14(a) of the said Act and Regulation 14A thereunder.

QUESTIONS AND ANSWERS ABOUT THE PROXY STATEMENT

Why am I receiving this proxy statement and proxy card?

You are receiving a proxy statement and proxy card because you own shares of our Common Stock.  This proxy statement describes the issues on which we would like you, as a stockholder, to vote.  It also gives you information on these issues so that you can make an informed decision.

Who can vote at the Annual Meeting?

Only stockholders of record at the close of business on June 16, 2008 will be entitled to vote at the Annual Meeting.  On this record date, there were 6,857,844 shares of our common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on June 16, 2008 your shares were registered directly in your name with our transfer agent, American Stock Transfer & Trust, then you are a stockholder of record.  As a stockholder of record, you may vote in person at the Annual Meeting or vote by proxy.  Whether or not you plan to attend the Annual Meeting, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on June 16, 2008 your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization.  The organization holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting.  As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account.  You are also invited to attend the Annual Meeting.  However, since you are not the stockholder of record, you may not vote your shares in person at the Annual Meeting unless you request and obtain a valid proxy from your broker or other agent.

What is being voted on?

You are being asked to vote on the following proposals:
Proposal 1 — To elect four directors to hold office until the 2010 Annual Meeting of Stockholders; and
Proposal 2 —A proposal to apply for de-listing from the secondary listing of the Company’s shares on the Oslo Stock Exchange.

How do I vote?

For each of the matters to be voted on, you may vote “For” or “Against” or abstain from voting.  The procedures for voting are fairly simple:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the Annual Meeting or vote by proxy using the enclosed proxy card.  To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided.  If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.  Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure your vote is counted.  You may still attend the Annual Meeting and vote in person if you have already voted by proxy.  If you would like to vote in person, come to the Annual Meeting and we will give you a ballot when you arrive.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from us.  Simply complete and mail the proxy card to ensure that your vote is counted.  To vote in person at the Annual Meeting, you must obtain a valid proxy from your broker, bank, or other agent.  Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of June 16, 2008.

How are votes counted?

Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count “For” and “Against” votes, abstentions and broker non-votes.  Abstentions and broker non-votes will be counted towards the vote total for Proposal 1 with the same effect as “For” votes, and will have the same effect as votes “Against” Proposal 2.

If your shares are held by your broker as your nominee (that is, in “street name”), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares.  If you do not give instructions to your broker, the shares will be treated as “broker non-votes”.

How many votes are needed to approve each proposal?

To be approved, Proposal 1 (the director election proposal) and Proposal 2 (the Oslo de-listing proposal) must receive the affirmative vote of the holders of a majority of the outstanding shares represented in person or by proxy and entitled to vote at the Annual Meeting.  If you do not vote or abstain from voting on Proposal 1, it will have the same effect as a “For” vote.  Broker non-votes will have the same effect as “Against” votes only for Proposal 2.  If those present do not vote, or abstain from voting, it will have the same effect as an “Against” vote.  Broker non-votes will have no effect.

What is the quorum requirement?

A quorum is necessary to hold a valid meeting.  A quorum will be present if a majority of the outstanding shares are represented in person or by proxy at the Annual Meeting.  On the record date, there were 6,857,844 shares of Neonode common stock outstanding and entitled to vote.  Thus, at least 3,428,923 shares must be represented in person or by proxy at the Annual Meeting in order to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the Annual Meeting.  Abstentions and broker non-votes will be counted towards the quorum requirement.  If there is no quorum, a majority of the votes present at the Annual Meeting may adjourn the Annual Meeting to another date.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be treated as broker non-votes and will have the same effect as “Against” votes.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies.  In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone or by other means of communication.  Directors and employees will not be paid any additional compensation for soliciting proxies.  We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, it means that your shares are registered in more than one name or are registered in different accounts.  Please complete, sign and return each proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes.  You can revoke your proxy at any time before the final vote at the Annual Meeting.  If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

•	You may submit another properly completed proxy card with a later date;

•	You may send a written notice that you are revoking your proxy to our Secretary at 3rd Floor, Par La Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda; or

•	You may attend the Annual Meeting and vote in person. However, simply attending the Annual Meeting will not, by itself, revoke your proxy.

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

Does the board of directors recommend approval of the proposals at the Annual Meeting?

Yes.  After careful consideration, our Board of Directors recommends that our stockholders vote FOR each of the proposals.

Who can help answer my questions about the proposals?

If you have additional questions about these proposals, you should contact Deborah Paterson, our Secretary, at (441) 295-6875.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results may be announced at the Annual Meeting.  Final voting results will be published in our next report on Form 6-F.

PROPOSAL 1:  ELECTION OF DIRECTORS

The Board of Directors recommends the election of the four nominees for Class B directors named below.  All shares represented by each properly signed and returned proxy will be voted in accordance with the instructions marked by the shareholder executing it or, if no instructions are marked, will be voted for the election of the nominees below.

As provided in the Company’s Articles of Incorporation, the Board of Directors is divided into two classes, each of which serves for a two-year term.  The Class B directors elected at the Annual Meeting will hold office until the 2010 Annual Meeting of Shareholders and until their respective successors are elected and shall have been qualified.  Directors of the Company are elected by a plurality of the votes cast at a meeting of shareholders.  Therefore, a shareholder who fails to vote, or who withholds his or her vote from one or more nominees, will not affect the outcome of the election, provided that a quorum is present at the Annual Meeting.  A broker who is the record owner of Common Stock beneficially owned by a customer will have discretionary authority to vote such shares if the broker has not received voting instructions from the beneficial owner by the tenth day before the Annual Meeting, provided that this Proxy Statement is transmitted to the beneficial owner at least 15 days before the Annual Meeting.

Under the terms of the Company’s Articles of Incorporation, a vote cast at the Annual Meeting for any person other than the nominees below (or any substitute nominee proposed by the Board of Directors) will not be valid.  See “Other Matters.”

If for any reason any of the nominees below shall become unavailable for election, it is intended that all properly executed and returned proxies will be voted for a substitute nominee designated by the Board, but the Board has no reason to believe that this will occur.  Information concerning the four Class A directors, whose current terms of office will continue until the 2009 Annual Meeting, is also set forth below.

Nominees for Class B Directors

Charles L. Brock, age 65, is a member of Brock Capital Group LLC, an advisory and investment firm.  He was a partner in the law firm of Brock Partners which acted as United States counsel for the Company from 1995 to 1999.
R. Anthony Dalzell, age 63, has been affiliated since October 1995 with B+H Management Ltd. (“BHM”).  He was appointed Treasurer and Chief Financial Officer of the Company in March 1997.  Mr. Dalzell was Managing Director of Ugland Brothers Ltd., a U.K.-based shipowner and shipmanager from March 1982 until March 1988.  From April 1988 until December 1992, he was Secretary and a Vice President of the Company.  From June 1993 until October 1995, Mr. Dalzell was affiliated with B+H Bulk Carriers Ltd.

Per Ditlev-Simonsen, age 75, is Chairman of the Board of Eidsiva Rederi ASA, an Oslo Stock Exchange-listed shipping company with its main interests in bulk, car and ro-ro carriers.  Mr. Ditlev-Simonsen has more than 35 years experience in international shipping and offshore drilling.  In the years 1991-1996, he was Chairman of the Board of Christiania Bank og Kreditkasse, Norway’s second largest commercial bank and one of the world’s largest shipping banks.  Mr. Ditlev-Simonsen, the former Mayor of Oslo, has served as a member of the Norwegian Parliament and the Oslo City Council, and as Chairman of the Conservative Party in Oslo.  He was also Minister of Defense in the Norwegian Government from October 1989 to November 1990.

O. Michael Lewis, age 58, was the Senior Partner of London law firm Peachey & Co. from 1997 to 2005, having been a partner since 1979.  Mr. Lewis specialized in advising international shipping groups.  Mr. Lewis is a trustee of the Boris Karloff Charitable Foundation.

Class A Directors Continuing in Office

Michael S. Hudner, age 61, has been President and Chief Executive Officer and a director of the Company since 1988 and Chairman of the Board of the Company since October 1993.  He is also President and a director of BHM.  Since 1978, Mr. Hudner in his capacity as a partner in B+H Company (“BHC”) and its predecessor, was primarily responsible for the acquisition and financing of over 100 bulk carriers, product tankers and crude oil tankers for BHC and its affiliates and joint ventures (including all of the vessels owned by the Company).  Mr. Hudner is a member of the New York Bar, and is a member of the Council of the American Bureau of Shipping.

Trevor J. Williams, age 65, has been principally engaged as President and Director of Consolidated Services Limited, a Bermuda-based firm providing management services to the shipping industry since 1985.  He has been a director and a Vice President of the Company since 1988 and BHM since 1987.

John M. LeFrere, age 63, has been a private investor in and financial consultant to several major corporations since March 1996.  From February 1993 to March 1996, he was a Managing Director of Bankers Trust Company of New York in charge of Research for the Equity Capital Markets Division.  Mr. LeFrere is President of J.V. Equities Corp., an investment banking firm, and partner in several research and investment banking firms.

Anthony J. Hardy, age 69, has been Chairman since 1986 of A. J. Hardy Limited of Hong Kong, a consulting firm to the shipping industry and from 1997-2005 was Chairman of Heath Lambert Brothers Ltd. of Hong Kong, worldwide insurance brokers and risk consultants.  He was Chairman (1972-1986) and Managing Director (1965-1981) of the Wallem Group of Companies, a major international shipping group headquartered in Hong Kong.  He was Chairman of the Hong Kong Shipowners Association from 1970 to 1973.  Mr. Hardy has devoted 45 years to many aspects of the shipping industry, such as shipbroking, ship management, offshore oil rigs, and marine insurance.

Audit Committee

The By-Laws of the Company provide for an Audit Committee of the Board of Directors consisting of two or more directors of the Company designated by a majority vote of the entire Board.  The Audit Committee consists of directors who are not officers of the Company and who are not and have not been employed by BHM or by any person or entity under the control of, controlled by, or under common control with, BHM.  The Audit Committee is currently comprised of Messrs.  Brock (Chairman), Ditlev-Simonsen and Lewis and is currently charged under the By-Laws with reviewing the following matters and advising and consulting with the entire Board of Directors with respect thereto: (a) the preparation of the Company’s annual financial statements in collaboration with the Company’s independent certified accountants; (b) the performance by the Manager of its obligations under the Management Services Agreement with the Company; and (c) all agreements between the Company and the Manager, any officer of the Company, or affiliates of the Manager or any such officer.  The Audit Committee, like most independent Board committees of public companies, does not have the explicit authority to veto any actions of the entire Board of Directors relating to the foregoing or other matters; however, the Company’s senior management, recognizing their own fiduciary duty to the Company and its shareholders, is committed not to take any action contrary to the recommendation of the Audit Committee in any matter within the scope of its review.

Miscellaneous

No family relationships exist between any of the executive officers and directors of the Company.  The Board of Directors has no standing Nominating, Compensation or Stock Option Committees.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

The shipowning activities of the Company are managed by B+H Management Ltd. (“BHM”) under a Management Services Agreement (the “Management Agreement”) dated June 27, 1988 and amended on October 10, 1995, subject to the oversight and direction of the Company’s Board of Directors.  Mr. Hudner is President of BHM.

 The shipowning activities of the Company entail three separate functions, all under the overall control and responsibility of BHM: (1) the shipowning function, which is that of an investment manager and includes the purchase and sale of vessels and other shipping interests; (2) the marketing and operations function which involves the deployment and operation of the vessels; and (3) the vessel technical management function, which encompasses the day-to-day physical maintenance, operation and crewing of the vessels.

 The Management Agreement may be terminated by the Company in the following circumstances: (i) certain events involving the bankruptcy or insolvency of BHM; (ii) an act of fraud, embezzlement or other serious criminal activity by Michael S. Hudner, Chief Executive Officer, President, Chairman of the Board and significant shareholder of the Company, with respect to the Company; (iii) gross negligence or willful misconduct by BHM; or (iv) a change in control of BHM.

BHM employs Navinvest Marine Services (USA) Inc.  (“NMS”), a Connecticut corporation, under an agency agreement, to assist with the performance of certain of its financial reporting and administrative duties under the Management Agreement.  Mr. Hudner is the sole shareholder of NMS.

Currently, the Company pays BHM a monthly rate of $6,476 per vessel for general, administrative and accounting services, which may be adjusted annually for any increases in the Consumer Price Index.  During the year ended December 31, 2007, the Company paid BHM fees of approximately $1,126,000 for these services.

The Company also pays BHM a monthly rate of $13,296 per medium range (MR) product tanker and $16,099 per Panamax product tanker or ore/bulk/oil combination carrier (OBO) for technical management services, which may be adjusted annually for any increases in the Consumer Price Index.  Vessel technical managers coordinate all technical aspects of day to day vessel operations including physical maintenance, provisioning and crewing of the vessels.  During the year ended December 31, 2007, Company paid BHM fees of approximately $2,539,000 for these services.

The Company engages BHM to provide commercial management services at a monthly rate of $10,545 per vessel, which may be adjusted annually for any increases in the Consumer Price Index.  BHM obtains support services from Protrans (Singapore) Pte. Ltd., which is owned by BHM.  Commercial managers provide marketing and operations services.  During the year ended December 31, 2007, the Company paid BHM fees of approximately $1,835,000 for these services.

The Company engaged Centennial Maritime Services Corp. (“Centennial”), a company affiliated with the Company through common ownership, to provide manning services at a monthly rate of $1,995 per vessel and agency services at variable rates, based on the number of crew members placed on board.  During the year ended December 31, 2007, the Company paid Centennial manning fees of approximately $662,000.

BHM received arrangement fees of $196,000 in connection with the financing of the M/T CAPT. THOMAS J HUDNER in October 2007, $340,000 in connection with the financing of the four MR conversions in December 2007 and $270,000 in connection with the financing of the OBO SAKONNET in January 2007.  The Company also paid BHM standard industry chartering commissions of $717,000 in 2007, in respect of certain time charters in effect during those periods.  Clearwater Chartering Corporation, a company affiliated through common ownership, was paid $1,362,000 in 2007 for standard industry chartering commissions.

During 2007, the Company paid fees of $501,000 to J.V. Equities, Inc.  for consulting services rendered.  J.V. Equities is controlled by John LeFrere, a director of the Company.

During 2007, the Company paid fees aggregating $186,000 to R. Anthony Dalzell and Dean Investments for consulting services rendered.  Dean Investments is deemed to be controlled by R. Anthony Dalzell, the Chief Financial Officer, Vice President and a director of the Company.

During 1998, the Company’s Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company will be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria.  The Company will issue the shares of common stock to BHM at such time as the specific requirements of the agreement are met.  During 2007, 2,275 shares, bringing the total to 64,522 shares, have been issued from treasury stock where these shares were held for this purpose.  The Company recorded compensation cost of $34,000, based on the market price of the shares at the date of issue.

As a result of BHM’s possible future management of other shipowning companies and BHM’s possible future involvement for its own account in other shipping ventures, BHM may be subject to conflicts of interest in connection with its management of the Company.  To avoid any potential conflict of interest, the management agreement between BHM and the Company provides that BHM must provide the Company with full disclosure of any disposition of handysize bulk carriers by BHM or any of its affiliates on behalf of persons other than the Company.

For the policy year ending February 20, 2008, the Company placed the following insurance with Northampton Assurance Ltd. (“NAL”):

•	65% of its Hull & Machinery (“H&M”) insurance for claims in excess of minimum $120/125,000 each incident, which insurance NAL fully reinsured.

•	70% of its H&M insurance on 6 vessels of up to $50,000 in excess of $120/125,000 each incident; and

•	70% of its H&M insurance on 1 vessel up to $100,000 in excess of $120/125,000 each incident.

The Company paid insurance premiums of $896,000 to NAL (of which $813,000 was ceded to reinsurers) and approximately $188,000 of brokerage commissions.  The Company had accounts payable to NAL of $135,000 at December 31, 2007.  NAL paid consulting fees of $174,000 during 2007 to a company deemed to be controlled by Mr. Dalzell.

The Company believes that the terms of all transactions between the Company and the existing officers, directors, shareholders and any of their affiliates described above are no less favorable to the Company than terms that could have been obtained from third parties.

PROPOSAL 2:  DELISTING FROM OSLO STOCK EXCHANGE

Background and reasoning for the proposal to apply for de-listing of the Company’s shares from the secondary listing on the Oslo Stock Exchange

The Board of Directors proposes to the shareholders to resolve to apply for delisting from the secondary listing of the Company’s shares on the Oslo Stock Exchange (the “OSE”).

In April 2006, the Company obtained a secondary listing for its shares of Common Stock (the “Shares”) on the OSE.  The Shares are traded under the ticker code BHOC.  The purpose of the secondary listing was to improve the trading and liquidity of the Company's shares through a listing in a market which was known to have special experience in the shipping industry.  At the time of listing approximately 1.8 million shares were registered with the VPS, the custodian/registrar for Shares trading on the OSE.  The number of round lot holders was around 100, which at the time fulfilled the required number for a secondary listing.

Over the last two years, there has been a very low level of trading on the OSE.  As of June 5, 2008, the Shares have been traded on 7 of 107 trading days in 2008, while the Shares in 2007 were traded only on 40 of the 250 trading days.  Currently approximately 2.3 million Shares are held through the VPS.  However, the number of round lot holders has decreased to 63 (as of June 5, 2008), while the current OSE requirement for secondary listed companies has been increased to 200.  The Company notes that as of June 5, 2008, 38 of these shareholders hold 600 shares or less and two of these shareholders hold between 601 and 1,000 shares and that these 40 shareholders holding 1,000 shares or less hold a total of 8,558 shares.

Maintaining a secondary listing on the OSE imposes expenses on the Company, including expenses payable to the OSE, attorneys, advisors, the VPS, etc.  Furthermore the administrative burden of maintaining the listing is substantial.

The Company has since 1988 held a primary listing on the American Stock Exchange (AMEX) and is traded under the symbol BHO.  Currently 6,857,844 Shares are registered for trade on the AMEX, held by a total of 188 shareholders.  The liquidity of trading on the AMEX is significantly better than on the OSE.  As of June 5, 2008, the shares have been traded on 84 of the 107 trading days on the AMEX in 2008.  Further information concerning AMEX and the Company’s listing on AMEX can be found on www.amex.com.

If the Shares are de-listed from the OSE, the sub-register in the VPS will be terminated and shares may thereafter only be traded on the AMEX.  The current VPS registered shareholders will be able to move their shares for continued trading on the AMEX.  Shareholders may transfer, own and trade on the AMEX through a US broker or a Norwegian custodian.  Transfer of the shares to the AMEX may be completed by contacting a US broker or, for shareholders who wish to maintain a Norwegian point of contact for their Shares in the Company after a de-listing at the OSE, by contacting a Norwegian bank offering custodian services for shares traded in the US.  A few Norwegian banks offer such service to Norwegian retail investors, including the current VPS of the Company, DnBNOR, which may be contacted by calling Mona Kopperud of DnBNOR Custody and Investor Services at +47 22 94 93 51.  Regardless of the method chosen for transferring the Shares to the US market, the Company will cover costs connected with such transfer up to US$125.00 per shareholder.

Recognizing that a number of the VPS shareholders hold less than 10 round lots (equaling 1,000 shares), of which several are Norwegian retail investors, the Company will, if the Shares are de-listed from the OSE, offer to buy up to 1000 Shares from each shareholder recorded in the VPS on June 16, 2008, the record date for the Company’s Annual Meeting, scheduled for July 16, 2008.  The offer will only be launched if the OSE resolves to de-list the Shares of the Company and will in such case be directed to the shareholders recorded on the record date for the Annual Meeting, within 10 trading days after the resolution to de-list has been passed by the OSE.  The price offered will equal the volume weighted average price of the shares on the AMEX calculated on the basis of the 20 trading days preceding the record date for the Annual Meeting, limited however to a maximum price of US$12.00 per share.  Shareholders who accept this offer will not be entitled to any contribution to transfer cost as mentioned in the preceding paragraph.

If the Company is de-listed from the OSE, shareholders who do not sell their Shares to the Company or transfer their shares to the AMEX will receive physical Share certificates when the sub-register in the VPS is terminated.

The Board of Directors believes that the secondary listing in Oslo has failed to meet the objectives set by the Company 2006, and consequently the additional administrative burden and expense of maintaining the secondary listing cannot be justified.  It is therefore proposed that the Company applies to OSE for the delisting of its shares.  Under the Continuing Obligations of the OSE, a shareholder resolution passed by a majority equaling the majority required to amend the By-laws is required to apply for a de-listing.  Under Liberian law and the Company’s By-laws, a resolution to apply for de-listing may be passed by a simple majority of the shareholders present or voting by proxy at the Annual Meeting.

The Board of Directors proposes that the shareholders pass the following resolution:

“RESOLVED, that B+H Ocean Carriers Ltd. apply for de-listing from its secondary listing at the Oslo Stock Exchange, and further that the shareholders instruct the Board of Directors and management of the Company to initiate the de-listing process as soon as possible, and further that, once de-listed, the Company take appropriate actions to terminate the sub-register currently maintained in the VPS.”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2

BENEFICIAL OWNERSHIP OF COMMON STOCK
BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth information as of May 31, 2008, concerning the beneficial ownership of the Common Stock of the Company by (i) the only persons known by the Company’s management to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each of the Company’s directors and executive officers, and (iii) all executive officers and directors of the Company as a group:

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Common Stock (a)

Northampton Holdings Ltd.	2,011,926	29.30%
Michael S. Hudner (b)	3,686,809	53.69%
Fundamental Securities International Ltd.	1,415,243	20.61%
Devonport Holdings Ltd. (c)	1,415,243	20.61%
Harbor Holdings Ltd.	202,500	2.95%
Charles L. Brock	2,500	*
R. Anthony Dalzell (d)	57,140	*
Dean Investments	54,540	*
John M. LeFrere	2,500	*
Anthony J. Hardy	2,500	*
Per Ditlev-Simonsen	—	*
Trevor J. Williams (e)	3,486,809	50.78%
O. Michael Lewis	2,500	*
Caiano Ship AS (f)	1,146,667	16.70%
Goldman Sachs International, L.P.(f)	561,130	8.20%
HBK Investments L.P. (f)	532,400	7.80%
All executive officers and directors as a group (8 persons)	3,699,309	53.87%

*           Less than 1%

(a)
As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days.  Unless otherwise noted, beneficial ownership consists of sole ownership, voting, and investment power with respect to all shares of common stock shown as beneficially owned by them.

(b)
Comprised of shares shown in the table as held by Northampton Holdings Ltd. (“NHL”), Fundamental Securities International Ltd. (“Fundamental”), Harbor Holdings Ltd. (“Harbor”) and Dean Investments (“Dean”).  Mr. Hudner is a general partner in the partnership which is the ultimate parent of Fundamental and a general partner in the ultimate owner of the general partner of B+H/Equimar 95 Associates, L.P. (“95 Associates”), which is a 60.6% owner of NHL.  Fundamental is a 30.3% shareholder of NHL.  Mr. Hudner and a trust for the benefit of his family own Harbor, a Connecticut corporation.  Anthony Dalzell is a beneficial owner of Dean Investments, a Cayman Islands corporation.  Mr. Dalzell and Dean Investments executed a Voting Agreement, dated as of September 29, 2006 (the “Voting Agreement”), with the other entities noted above.  Under the Voting Agreement, Mr. Dalzell and Dean Investments agreed to vote Shares as determined by the majority in interest of the reporting persons.  Accordingly, Mr. Hudner may be deemed to share voting and dispositive power as an indirect beneficial owner of the shares held by NHL, Fundamental, Harbor, Mr. Dalzell and Dean.

(c)	Devonport Holdings Ltd. is a general partner of the partnership that is the ultimate parent of Fundamental and is also a general partner in the ultimate owner of the general partner of 95 Associates.

(d)	Includes 57,040 shares held by Dean.

(e)
Comprised of shares shown in the table for NHL, Fundamental, Dean and 2,500 shares held individually.  Mr. Williams is president and a director of Fundamental and the president and a director of 95 Associates.  Accordingly, Mr. Williams may be deemed to share voting and dispositive power as an indirect beneficial owner of the shares held by NHL, Fundamental, Mr. Dalzell and Dean.

(f)	According to a shareholders list provided by VPS, the registrar for the Company’s Common Stock in Oslo, Norway.

LEGAL PROCEEDINGS

There are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or of which any of its or their property is the subject, other than ordinary routine litigation incidental to the Company’s business.

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP was appointed as the Company’s Independent Registered Public Accounting Firm in January 2006.  The Company does not expect a representative of Ernst & Young LLP to be present at the Annual Meeting.

EXEMPTIONS FOR A CONTROLLED COMPANY ELECTION

The American Stock Exchange has established specific exemptions from its listing standards for controlled companies, i.e., companies of which more than 50% of the voting power is held by an individual, a group or another entity.  The Company is a “controlled Company” by virtue of the fact that Michael S. Hudner, Trevor Williams and R. Anthony Dalzell, each an officer and a director of the Company, jointly control a majority interest in the stock of the Company.  Messrs. Hudner and Williams, together with certain other entities, have filed a Schedule 13D with the Securities and Exchange Commission (“SEC”) affirming that as members of a group they share voting power of over 50.5% of the Company’s outstanding voting stock.  Mr. Dalzell and an affiliated entity have agreed to cause their beneficially owned shares to be voted with Messrs. Hudner and Williams.  Please see “BENEFICIAL OWNERSHIP OF COMMON STOCK BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT.”

The Company has elected to rely upon certain of the exemptions provided in the American Stock Exchange rules.  Specifically, the Company will rely on exceptions to the requirements that listed companies (i) have a majority of independent directors, (ii) select, or recommend for the Board’s selection, director nominees by a majority of independent directors or a nominating committee comprised solely of independent directors, and (iii) determine officer compensation by a majority of independent directors or a compensation committee comprised solely of independent directors.  Notwithstanding the above, the Company’s current practices include (i) selecting director nominees by the full Board of Directors, and (ii) determining officer compensation by a majority of independent directors.

OTHER MATTERS

The Company is unaware of any matters, other than those identified above, which will be brought before the Annual Meeting for action.  However, if any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy in accordance with their judgment in such matters.

In accordance with the Company’s Articles of Incorporation, no individual shall be elected a director (other than the existing officers and directors of the Company and persons elected by the directors then in office to fill a vacancy) unless the name of such person, together with a written consent to serve if elected and such written information as may at the time be required by or pursuant to the Company’s By-Laws, shall have been filed with the Secretary of the Company at its executive offices in Hamilton, Bermuda, no later than the adjournment of the Annual Meeting of Shareholders for the year immediately preceding the Annual Meeting at which such person intends to be a candidate for director, or 12 months prior to the day on which the Annual Meeting is to be held, if the person intends to be a candidate for director at a Annual Meeting of Shareholders.  There is no Annual Meeting of Shareholders scheduled at this time.

Pursuant to the Company’s By-Laws, the Board of Directors has resolved that the following written information, given under oath, must be submitted by persons seeking election as director in accordance with the above-mentioned procedure: (1) any information relating to the candidate and his affiliates which would be required to be disclosed in a proxy solicitation for the election of directors of the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, including, but not limited to, the information required by Items 103, 401, 403 and 404 of Regulation S-K of the Securities and Exchange Commission; (2) description of the candidate’s experience in the shipping industry and other qualifications of the candidate which in his view would make him a suitable director of the Company; and (3) a description of the candidate’s reasons for seeking election to the Company’s Board of Directors, which description must include any plans or proposals which the candidate may have which relate to or would result in any of the actions described in Item 4 of Schedule 13D under the Securities Exchange Act of 1934.  Such information shall include an undertaking to submit to the Secretary of the Company a statement amending any of the foregoing information promptly after any material change occurs in such information as previously submitted.

IT IS IMPORTANT THAT YOUR PROXY BE EXECUTED AND RETURNED PROMPTLY, NO MATTER HOW SMALL OR LARGE YOUR HOLDING MAY BE!

Dated:                      June 18, 2008

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